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February 23, 2006

VIA EDGAR

Michele M. Anderson, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cenuco, Inc.

Preliminary Schedule 14A

File No. 1-32187

Dear Ms. Anderson:

On behalf of Cenuco, Inc. (the “Company” or “Cenuco”), we are responding to the Staff’s comment letter, dated February 3, 2006, regarding the Company’s Preliminary Schedule 14A (the “Schedule 14A”) filed with the Securities and Exchange Commission on January 6, 2006. We are filing concurrently herewith Amendment No. 1 to the Schedule 14A.

We have set forth below each of the Staff’s comments and the Company’s response to each comment.

General

1.

Your Form 8-K/A filed May 26, 2005, discloses that on May 20, 2005, you changed your fiscal year end from June 30 to be the last day of February. Because you changed your fiscal year, you are required to file a transition report on Form 10-K containing audited financial statements for the transition period from July 1, 2004, through February 28, 2005. This transition report was required to be filed not more than 90 days after the date of the determination to change the fiscal closing date. File this transition report on Form 10-K and comply with the requirements of Rule 15d-10 under the Securities Exchange Act of 1934. We note that since no transition period report was filed in the required period, it will not be timely filed. Therefore, you do not appear to be S-3 eligible and do not appear to be eligible to incorporate financial statements or other information by reference into this Schedule 14A. Revise

Michele M. Anderson, Esq.

February 23, 2006

accordingly, including at pages 14, 73, F-1 to F-2 and in other locations where you indicate you incorporate financial statements and other disclosure by reference.

We note the Staff’s comment and respectfully submit that the Commission has historically agreed that no transition report on Form 10-K is required in connection with a change in fiscal year of a registrant in connection with the acquisition of a registrant in a transaction to be accounted for as a reverse acquisition provided that a Current Report on Form 8-K has been filed by the registrant reporting the acquisition. Such a Form 8-K, including the required financial statements, has been filed by Cenuco with the Commission. We respectfully refer the Staff to Section III.F of the March 31, 2001 Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P503_124631), which states in relevant part:

“If the registrant elects to adopt the fiscal year of the accounting acquirer, the staff believes no transition report is necessary. Periodic reports for periods ending prior to the consummation of the merger should be filed as they become due in the ordinary course of business. Commencing with the periodic report for the quarter in which the merger was consummated, reports should be filed based on the fiscal year of the accounting acquirer. Those financial statements would depict the operating results of accounting acquirer, including the acquisition of the registrant from the date of consummation.”

Following the merger, the Company adopted the accounting year of the accounting acquirer, and has thereafter prepared and filed financial statements in accordance with the Guidance cited above.

2.

Please provide us your analysis, in your response letter, as to how your issuance of Series A Junior Participating Preferred Stock, and how the Financing transactions complied with American Stock Exchange Company Guide Section 713.

In this regard, we note your disclosure that the Series A preferred stock you issued in connection with the merger represents 65% of Cenuco’s voting power, that each share of Series A preferred has 10,095.87 votes, as opposed to one vote per share for common stock, and that each share of Series A preferred is convertible into 10,095.87 shares of common stock. Therefore, it appears that issuing the Series A preferred was a transaction involving the issuance of securities convertible into common stock in an amount greater than 20% of the then-outstanding common stock. Please advise us how this transaction complied with Section 713. Similarly, your disclosure on page 59

Michele M. Anderson, Esq.

February 23, 2006

indicates that issuing the convertible securities in the Financing transactions will involve issuing more than 20% of your common stock. Provide your analysis how issuing those convertible securities complied with Section 713.

Section 713 of the American Stock Exchange Company Manual provides that “[t]he Exchange will require shareholder approval in accordance with § 705 as a prerequisite to approval of applications to list additional shares to be issued in connection with: (a) a transaction involving . . . (ii) the sale, issuance, or potential issuance by the company of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock; . . . .”

In connection with the issuance of convertible securities in the financing transaction, such issuance is conditioned upon stockholder approval as required by Section 713. In particular, approval by Cenuco stockholders of Proposal Three and Proposal Four is a condition precedent to the issuance of convertible securities in the financing transaction. Such approval is consistent with the provisions of Section 713. No securities will be issued in the financing transaction prior to the approval required by Section 713.

In connection with the issuance of shares of Series A Participating Preferred Stock in the merger transaction, Section 713 is not applicable because (a) such shares are by their terms not convertible into shares of common stock of Cenuco and (b) Cenuco has no obligation, and does not intend, to seek approval for a listing of the shares of Series A Junior Participating Preferred Stock with the American Stock Exchange. The certificate of designations of the Series A Junior Participating Preferred Stock provides that only at such time as holders of Cenuco common stock approve the conversion of Series A Junior Participating Preferred Stock into common stock shall such preferred stock be convertible into common stock. Accordingly, until such time as the common stockholders approve Proposal One and Proposal Two, no securities convertible into common stock are outstanding and Section 713 is not applicable to the transaction.

Please be advised that prior to approval by the Board of Directors of Cenuco of the amendment to the merger agreement referred to in the proxy materials, Steven Bettinger, the former Chief Executive Officer of Cenuco, together with counsel to Cenuco, conferred with staff of the American Stock Exchange to determine whether the change in structure of the merger providing for the issuance of the Series A Junior Participating Preferred Stock without a vote of stockholders was permitted under the rules and regulations of the American Stock Exchange. The American Stock Exchange staff gave the Board and its counsel verbal confirmation that the transaction as restructured did not violate any rules or regulations of the American Stock Exchange.

Michele M. Anderson, Esq.

February 23, 2006

3.

Similarly revise to clarify what you mean by “any such transaction” in your statement on page 35 that “Section 713(b) of the American Stock Exchange Company Guide further provides that stockholder approval is required in the event of any such transaction as a prerequisite to approval by the American Stock Exchange of applications to list additional shares to be issued in connection with such a transaction.” As currently drafted, this suggests that, since you did not seek shareholder approval to issue the Series A preferred that caused the change in control under Section 341 of the Amex rules, you have not satisfied the prerequisite for listing the common stock to be issued on conversion of the Series A preferred and accordingly you cannot list them. Please revise to clarify.

In response to the Staff’s comment, we have revised the applicable disclosure.

4.

Please provide us your analysis, in your response letter, as to how your issuance of Series A Junior Participating Preferred Stock complied with American Stock Exchange Company Guide Section 122. In this regard, the Series A preferred appears to be super voting stock as described in Section 122. The Series B Preferred Stock you describe on pages 54 and 56 similarly appears to be super voting stock as described in Section 122.

Section 122 of the American Stock Exchange Company Guide states in relevant part:

“Voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Examples of such corporate action or issuance include, but are not limited to, . . . the issuance of super voting stock. . . .”

The American Stock Exchange Company Guide further states:

“The following voting rights policy is based upon, but more flexible than, former SEC Rule 19c-4. Accordingly, the Exchange will permit corporate actions or issuances by listed companies that would have been permitted under Rule 19c-4, as well as other actions or issuances that are not inconsistent with the new Policy. In evaluating such other actions or issuances, the Exchange will consider, among other things, the economics of such actions or issuances and the voting rights being granted. The Exchange’s interpretations under the Policy will be flexible, recognizing that both the capital markets and the circumstances and needs of listed companies change over time.” [emphasis added]

Michele M. Anderson, Esq.

February 23, 2006

Each share of the Series A Preferred Stock issued by Cenuco in connection with the merger, and the Series B Preferred Stock that may be issued by Cenuco if Proposals Three and Four set forth in the proxy materials are approved by stockholders, is structured such that at the time of issuance each one-ten thousandth (.0001) of a share of the preferred stock (a “Unit”) is the functional equivalent of one share of Cenuco common stock. That is, with respect to economic rights and voting rights, each Unit is effectively equivalent to one share of common stock. Accordingly, each share of preferred stock, having the rights of 10,000 Units, and therefore being equivalent to 10,000 shares of common stock, must have equivalent voting rights (and economic rights). Hence, neither the Series A Preferred Stock nor the Series B Preferred Stock has the effect of disparately reducing the per share voting rights of the holders of common stock. The transaction was structured such that there would be no difference whatsoever with respect to the voting rights of holders of common stock between the issuance of the preferred stock or the issuance of an equivalent number of shares of common stock (i.e., the number of shares of common stock into which the preferred stock would be converted if stockholders approve such conversion). It should be noted that the conversion ratio of the Series A Preferred Stock is 10,095.87 rather than precisely 10,000 as it was at the time of the merger because options and warrants that were outstanding at the time of the merger have been exercised subsequent to the merger and the merger agreement provides that the consideration payable in the merger shall convert into 65% of the outstanding voting power, on a fully diluted basis to the extent that options and warrants then outstanding are exercised. That change in conversion ratio does not affect the Section 122 analysis in any way. As noted above, prior to the issuance of the Series A Preferred Stock, staff of the American Stock Exchange gave Cenuco and its counsel verbal assurances that the transaction as restructured did not violate the rules and regulations of the American Stock Exchange. Note that in the alternative, the preferred stock could have been structured such that each share of preferred stock was the equivalent of one share of common stock, thereby having one vote per share and the same economic rights. However, if the preferred stock had been so structured, than the Company would have been obligated to issue a factor of 10,000 more shares of preferred stock in connection with the merger.

Questions and Answers about the Meeting and the Proposals to be Voted upon at the Meeting, page 2

5.

It appears that your Questions and Answers section addresses many of the same topics referenced in your Summary. Please revise to eliminate unnecessary repetition. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting and that you include disclosure related to all other matters in your Summary. Upon relocating these topics to your Summary, we suggest that you disclose the narrative disclosure contained in your Questions and Answers, rather than merely referencing where a particular matter may be located in the body of the proxy statement. Also consider revising to combine the three questions regarding who can vote, which currently appear at pages 4, 6 and 8.

In response to the Staff’s comment, we have revised the applicable disclosure.

Michele M. Anderson, Esq.

February 23, 2006

Are stockholders being asked to approve the merger? page 6

6.

Revise to clarify, if true, that holders of the Series A Junior Participating Preferred Stock that you issued in the May 2005 merger will not be able to vote to approve conversion of their preferred shares into common stock, i.e., Proposals One and Two.

In response to the Staff’s comment, we have revised the applicable disclosure to make it clear that the holders of Series A Junior Participating Preferred Stock will not be able to vote to approve Proposals One and Two.

Summary, page 10

The Companies, page 10

7.

Please revise to provide a simple organizational chart illustrating the ownership of these companies. Also revise to clarify very briefly what business is conducted by each company. In this regard, it is not clear what business Hermes conducts or if it is simply a holding company.

In response to the Staff’s comment, we have revised the applicable disclosure.

Purpose of the Merger; Effect of the Stock Issuances, page 11

8.

Please revise to state more clearly, if true, that the purpose of the merger was for the owners of Hermes to acquire ownership of your prior businesses. Also state briefly and clearly, if true, that the effect of this was a reverse merger of you by Hermes.

In response to the Staff’s comment, we have revised the applicable disclosure to make it clear that the transaction is accounted for as a reverse merger. It is not true that the purpose of the merger was for the owners of Hermes to acquire ownership of the prior business of the Company. It was a consequence of the merger that the former owners of Hermes acquired ownership of 65% of the outstanding voting power of the combined company after the merger.

Material terms of the Voting Agreements, page 12

9.

Please revise here to identify briefly the “certain other stockholders” who are parties to voting agreements. In your response letter, provide us with the factual background of these voting agreements, such as who approached the “certain other stockholders” to enter into the voting agreements and when. Include an overview in the Summary of the voting agreements you discuss on page 28 as well as those you discuss on page 45. Additionally revise here, at page 28 and at page 45 to clarify which voting agreements relate to which proposals. Disclose briefly how many shares and what percentage of the voting power is subject to voting agreements for each proposal. Your current

Michele M. Anderson, Esq.

February 23, 2006

disclosure at page 12 indicates that 52.1% of the voting power is subject to voting agreements to vote in favor of Proposals One and Two, but that disclosure does not also indicate, as you do on pages 13 and 28, that 52% of the voting power is also subject to voting agreements to approve Proposals Three and Four. Finally, provide a reference to the Schedules 13D that contain the voting agreements as exhibits.

In response to the Staff’s comment, we have revised the applicable disclosure. Please note that the references on pages 13 and 28 to the voting agreements relating to Proposals Three and Four were not correct. Although such voting agreements had been executed at the time that the original financing agreements were executed on October 10, 2005, such voting agreements were terminated effective October 11, 2005 and therefore should not have been included in the proxy materials. Such references have been deleted in their entirety.

In April, 2005, Mr. Falsetti, on behalf of Hermes, advised Mr. Bettinger that Hermes could not prepare the audited financial statements required for purposes of the proxy statement to be delivered to stockholders of the Company relating to the merger in a timely manner because of a stub period that had never previously been audited prior to the date that Hermes acquired the Lander business. The parties discussed alternative structures that would permit an immediate closing which was agreed to be necessary in order to ensure that a contemplated asset acquisition would continue to be available to the combined company. Mr. Falsetti advised Mr. Bettinger that Hermes would require a voting agreement with additional Cenuco stockholders as a condition precedent to restructuring of the transaction. Mr. Bettinger suggested that Mr. Falsetti contact two stockholders of the Company, Mr. Fred Mack and Mr. Warren Gilbert who represented himself as well as Mr. Edward Berzak, Gilder Funding Corp., Jay Haft, Irvin Joseph, Irving J. Denmark Trust, Robert Picow and Stanley Snyder. Mr. Falsetti met with Messrs. Mack and Gilbert in April, 2005, and discussed with them the proposed alternative structure. Following those meetings, Messrs. Mack and Gilbert agreed to enter into the voting agreements provided that the Company’s Board of Directors approved the proposed alternative structure.

Financing Transaction, page 13

10.

Revise to clarify very briefly what were the purposes and effects of the financing transactions. From your disclosure elsewhere, it appears that the financing transactions provided the funding for the Playtex brands acquisition in October and November 2005.

In response to the Staff’s comment, we have revised the applicable disclosure. Among other things, the revised disclosure is intended to make clear that the financing transaction did not provide the funding for the Playtex brands

Michele M. Anderson, Esq.

February 23, 2006

acquisition. Rather the proceeds of the financing will be used to refinance existing debt of the Company, including the debt incurred by the Company in connection with the Playtex brands acquisition.

Proposal Regarding Share Issuances to Messrs. Picow and McMillen (Proposal Seven), page 14

11.

Revise to disclose briefly here, and in your description of Proposal Seven on page 67, why you are issuing these shares to Mr. Pico and Mr. McMillen. Your disclosure on page 44 under “Other Agreements of the Parties” suggests that these shares are a bonus for your May 2005 merger. However, your disclosure elsewhere is unclear why you are asking shareholders to vote on the matter.

The Company has elected to remove the proposal relating to Mr. Picow and Mr. McMillen from the proxy materials. However, it should be noted that the issuance of the shares was not related in any way to the May 2005 merger but was simply a routine bonus payment for services performed on behalf of the Company in their status as employees of the Company.

Risk Factors, page 15

The integration of the business operations of Lander and Cenuco . . ., page 15

12.

This and the following risk factor are too vague in that they do not provide sufficient, but not excessive, detail to permit investors to evaluate the risk. Please revise to provide more specific detail about these risks so that investors can evaluate the nature and magnitude of the risks. For example, state more explicitly what different businesses you are discussing. Also provide context for this integration risk by disclosing the date on which you completed the merger. Additionally clarify the risk related to your plans to sell or spinoff the wireless business and consider whether that risk requires a separate caption to highlight its importance adequately.

In response to the Staff’s comment, we have revised the applicable disclosure.

As a result of the change in control of Cenuco, page 16

13.

Revise to disclose the date on which the merger occurred, the date on which you applied to list your common stock and the date on which your application was approved. Your statement that “[c]urrently, we meet all of the listing requirements for the American Stock Exchange” indicates that the application was approved, yet it is not clear how this poses a risk to investors. However, in the second paragraph, you indicate that the application may not be approved. Revise to clarify.

In response to the Staff’s comment, we have revised the applicable disclosure.

Michele M. Anderson, Esq.

February 23, 2006

The issuance of our common stock in connection with the merger and the financing transaction . . ., page 16

14.	Revise to clarify that, since the merger occurred in May 2005, the dilution of voting common stockholder’s voting power has already occurred and is not an uncertain future possibility.

In response to the Staff’s comment, we have revised the applicable disclosure.

15.

Also revise to provide a separate caption for the dilution risk from the financing transactions to sufficiently emphasize their importance to investors. Disclose the date on which you entered into those obligations. Further revise to disclose that issuing the shares under the convertible debentures will depress your stock price, and since the conversion price of the convertible debentures is based on the market price and is continuously adjustable, you will have to issue ever-increasing amounts of stock to satisfy the amount of obligations under the debentures, which in turn will further decrease the market price of your common stock.

In response to the Staff’s comment, we have revised the applicable disclosure.

Lander depends on a limited number of customers, page 18

16.	Please revise to name the customer that accounted for 13% of your net sales.

In response to the Staff’s comment, we have revised the applicable disclosure.

Lander depends on third parties to provide raw materials . . ., page 19

17.	Please revise to provide more specific detail regarding what these raw materials are.

In response to the Staff’s comment, we have revised the applicable disclosure.

Efforts to acquire other companies . . ., page 20

18.

Revise to disclose the date on which you acquired the Playtex brands, assets and business. Similarly revise elsewhere to clarify when this acquisition, the Merger and other significant transactions occurred.

In response to the Staff’s comment, we have revised the applicable disclosure. Please note that the Company acquired only certain brands and related assets from Playtex. The Company did not acquire any business of Playtex in the acquisition.

Michele M. Anderson, Esq.

February 23, 2006

The Merger, page 29

19.

Generally revise to provide the disclosure required by Item 14 of Schedule 1A for the May 2005 merger. See Note A to Schedule 14A. Although you have disclosed some of this information, and although we issue specific comments below, you should generally revise to provide all of the disclosure required by Item 14.

For example, please revise the Summary section to include an overview, in bullet point format, of the most material terms of the proposed transaction to provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. The bullet points must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders. See Item 1001 of Regulation M-A and Item 14(b)(1) of Schedule 14A. In addition, provide all of the financial information pursuant to Item 14(b)(8)-(11).

We note the Staff’s comment and respectfully submit that it is the Company’s belief that Note A to Schedule 14A is not applicable to the merger transaction. It is the Company’s understanding that Note A is intended to address the situation where a solicitation of security holders is for the purpose of approving the authorization of additional securities and that such authorization is a condition precedent to the acquisition of another specified company. Indeed, Note A uses the words “are to be used” whereas in the specific situation addressed by the Cenuco proxy materials, the Series A Preferred Stock “has been used” to acquire another company and the common stock that is being authorized is being used to convert that preferred stock, not to acquire another company. Notwithstanding the Company’s belief that Note A to Schedule 14A is not applicable, the Company acknowledges that if the Series A Preferred Stock had not been used to effect the transaction, then a solicitation of Cenuco stockholders would have been necessary to consummate the merger. Accordingly, as noted in the Staff’s comments, Cenuco structured the proxy materials in such a way as to provide effectively all of the disclosure that would have been required if the transaction had not been restructured. Indeed, in response to the Staff’s comment, we have revised the applicable disclosure to effectively comply with all of such disclosure. Notwithstanding such voluntary compliance, Cenuco believes that much of the disclosure that would be required if Note A were applicable is not material to a merger that has been completed in accordance with all applicable law and all applicable rules and regulations of the American Stock Exchange. Accordingly, Cenuco respectfully requests that the Staff evaluate the disclosure with such factors in mind acknowledging that such disclosure is not “required” by Item 14.

With respect to the financial information pursuant to Item 14(b)(8)-(11) referred to in the Staff’s comment, the Company believes that such information need not be provided (even if, arguably, Note A were applicable) in reliance upon

Michele M. Anderson, Esq.

February 23, 2006

instruction 4 to Item 14 as the “plan being voted on” involves only conversion of the preferred stock of the acquiring company in the reverse acquisition and not a liquidation or a spin-off.

Background to the Merger, page 29

20.

Revise to disclose more detail about the “other potential target companies” with whom Mr. Bettinger had discussions and on which he reported at the March 9, 2005, meeting and the “other potential acquisitions and other alternatives” that the board considered on May 2, 2005, and May 9, 2005. Disclose more details of the “much discussion” regarding these alternatives and disclose why they were rejected.

In response to the Staff’s comment, we have revised the applicable disclosure.

21.

Revise to provide more detail regarding the background to the merger, such as when the structure and key terms of the merger agreement were proposed and finalized. For example, you disclose on page 34 that termination fees and negotiation restrictions in the merger agreement may have been a disadvantage to this merger. However, you do not adequately disclose here those terms, who proposed them, when and when they were adopted, etc. This is just an example.

In response to the Staff’s comment, we have revised the applicable disclosure.

Purpose of the Merger; Effect of Stock Issuances, page 31

22.

We note your statement that “we agreed to use our reasonable best efforts to ensure that our common stock will continue to be quoted on the American Stock Exchange, and will continue to be publicly traded.” Disclose the consequences if you cease to be quoted on the American Stock Exchange or to be publicly traded. In this regard, we note your disclosure on page 16 that the American Stock Exchange has notified you that you are not in compliance with their listing standards and that you can provide no assurance that the American Stock Exchange will list your shares.

In response to the Staff’s comment, we have revised the applicable disclosure.

23.	Similarly, for each proposal, clearly describe the consequences if shareholders do not approve the proposals. These consequences are not clear from your disclosure as currently drafted.

In response to the Staff’s comment, we have revised the applicable disclosure.

24.

We note your disclosure at the bottom of page 32 that the conversion of the Series A Preferred Stock to common stock “would represent an increase of approximately 286% of our currently outstanding shares of common stock.” Since your disclosure indicates

Michele M. Anderson, Esq.

February 23, 2006

that the Series A Preferred votes at the same ratio to common stock as it converts into common stock, this disclosure indicates that the Series A holders have 74% of the voting power, not 65% as you disclose elsewhere. Please revise to clarify.

In response to the Staff’s comment, we have revised the applicable disclosure.

Factors Considered by the Board of Directors of Cenuco, page 33

25.

Revise to clarify what consideration the board gave to the different consideration ultimately paid (Series A Preferred Stock) in the merger from that considered in vFinance’s March 9, 2005, opinion (common stock). Also clarify how the board determined that they should rely on the March 9, 2005, opinion without obtaining the shareholder approval on which the opinion was premised. Address what consideration the board gave to obtaining an updated opinion. Similarly revise the discussion of the opinion beginning at page 35 to clarify that the advisor’s analyses apply to a different form of consideration.

In response to the Staff’s comment, we have revised the applicable disclosure.

26.	Revise to clarify on page 34 how the combined company’s management composition constituted a factor favoring the merger.

In response to the Staff’s comment, we have revised the applicable disclosure.

Regulatory Approvals Needed to Complete the Merger, page 35

27.

Revise to clarify what were the objections of the American Stock Exchange, if any, other than your failure to file the required financial statements on a timely basis. Also clarify what steps you have taken to address the objections on what dates, and whether or not each objection has been resolved, and if so when.

In response to the Staff’s comment, we have revised the applicable disclosure.

28.

Also revise here and elsewhere as appropriate to clarify whether or not the merger has been completed and, if so, on what date it was completed. If the merger was completed on May 20, 2005, as some of your disclosure suggests, disclose more clearly why you are seeking shareholder approval today of the issuance of shares in May 2005.

Similarly revise at pages 58-59 and elsewhere as appropriate to clarify whether or not the October to November 2005 financing transactions have been completed and if so when. If, as some of your disclosure suggests, they have been completed, revise to clarify why you are seeking shareholder approval today for financing transactions that occurred in October and November 2005. If the financing transactions have been

Michele M. Anderson, Esq.

February 23, 2006

completed, then it is not clear why you refer to them at page 60 and elsewhere as the “proposed Financing.” Revise to clarify.

In response to the Staff’s comment, we have revised the applicable disclosure. In particular such revisions seek to make clear that the financing transactions have not been completed. Such disclosure is further intended to make clear that stockholder approval is being requested to permit the conversion of the Series A Preferred Stock and that until such time as stockholders approval is obtained, the Series A Preferred Stock is, by its terms, not convertible into common stock of the Company.

Opinion of Financial Advisor to Cenuco, page 35

29.

Revise to provide all of the disclosure required by Item 1015(b) of Regulation M-A. See Item 14(b)(6) of Schedule 14A. For example, describe vFinance’s qualifications and how you selected them, disclose clearly whether or not vFinance recommended the amount of consideration and provide quantified disclosure of the compensation paid to the advisor for services provided to Cenuco during the past two years.

In response to the Staff’s comment, we have revised the applicable disclosure.

30.

Several of the advisors analyses result in very broad ranges of values. See, for example, the equity value and enterprise value ranges under the Comparable Companies analysis and ranges derived from the Comparable Transaction analysis. Please disclose why the advisor believes that the analyses show valid fairness ranges rather than tests which should be ignored because the ranges are so great.

In response to the Staff’s comment, we have revised the applicable disclosure.

Comparable Public Company Analysis, page 37

31.	In your tabular disclosures, revise to clarify what you mean by abbreviations such as “n.a.,” “n.m.” and “TIM.”

In response to the Staff’s comment, we have revised the applicable disclosure.

Discounted Cash Flow Analysis, page 40

32.

Please revise to provide more descriptive captions and discussion explaining what the various numbers in this table mean and how they were derived. For example, it is not clear what the three numbers to the right of “NPV - Merged” mean, how they are associated with the discount rates below them, how those discount rates were determined or whether the three NPV values relate respectively to “TIM,” “2006 E” and “2007 E.” Also explain in more detail how your financial advisor determined that

Michele M. Anderson, Esq.

February 23, 2006

a compound annual growth rate of 37.1% for net earnings was appropriate. For example, disclose the recent historical compound annual growth rate of the Lander business. Also provide more detail about the growth, discount rate and other assumptions that your financial advisor used to calculate the terminal value.

In response to the Staff’s comment, we have revised the applicable disclosure.

Conclusion, page 42

33.

Revise to disclose what value your financial advisor assigned to the consideration paid in the Merger, disclose how they determined that value and briefly describe what the consideration was. Also disclose what your market capitalization was at the date of the fairness opinion.

In response to the Staff’s comment, we have revised the applicable disclosure.

Material Terms of the Merger and Merger Agreement, page 43

34.

Disclose whether or not filing this preliminary Schedule 14A on January 6, 2005, satisfies your obligation under the merger agreement to file a proxy statement “as promptly as practicable after the date of the Merger Agreement [May 10, 2005.” If not, disclose whether or not you have any liquidated damages or similar obligations for not filing the proxy statement promptly enough.

In response to the Staff’s comment, we have revised the applicable disclosure.

The Financing Transaction, page 53

35.

We note that the financing transactions were part of your acquisition of the Playtex products. Revise to provide the disclosure required by Item 14 of Schedule 14A for that acquisition and for the various financing transactions involved in that acquisition, which you reference here and in your Forms 8-K filed October 14, 2005, and November 21, 2005, or advise us why you do not believe you are required to do so. While we issue specific comments below, we believe you should generally revise this disclosure to provide the information required by Item 14 of Schedule 14A. See Note A to Schedule 14A. For example, disclose the background of the transaction and describe negotiations and past contacts as required by Item 14(b)(7) of Schedule 14A.

We note the Staff’s comment but respectfully submit that Note A to Schedule 14A is not applicable either to the acquisition of assets from Playtex or the secured debt transaction that the Company entered into on November 16, 2005.

As applied to solicitations to approve the authorization of securities, Note A requires that if the securities are to be used in connection with a second

Michele M. Anderson, Esq.

February 23, 2006

transaction that would be subject to the disclosure requirements of Schedule 14A, a registrant must also provide the information specified in Items 11, 13 and 14 of Schedule 14A with respect to such second transaction, unless the registrant’s security holders will have an opportunity to vote on it separately. The Company submits that Note A is inapplicable in this case because (1) the convertible debt/equity financing is not “part” of the Playtex asset acquisition, as the Staff’s comment no. 35 suggests, and (2) in any event, neither the Playtex asset acquisition nor the secured debt financing are “matters with respect to which information is called for”, for purposes of Note A.

The Playtex transaction, which closed on November 16, 2005, entailed the acquisition of certain product trademarks and miscellaneous related assets. The Company obtained the funds that were required to complete that acquisition from a senior secured credit facility that closed on the same day. The terms of that credit facility are such that the Company is required to apply certain amounts (including, but not limited to, the proceeds of the debt and equity financing referred to in the proxy materials) to repay the secured credit facility. It is the structure of the equity component of that new refinancing that gives rise to the need for stockholder approval in accordance with Section 713 of the American Stock Exchange Company Guide. That refinancing and the stockholder approval required in connection therewith are totally unrelated to the Playtex asset acquisition.

In any event, the Playtex asset acquisition is not a transaction of the type as to which disclosure is required pursuant to Item 14 of Schedule 14A. Item 14(a) provides that the disclosure requirement applies only in the case of (1) a merger or consolidation, (2) an acquisition of securities of another person, (3) an acquisition of any other going business or the assets of a going business, (4) a sale or other transfer of all or any substantial part of assets, or (5) a liquidation. The Playtex transaction involved the acquisition of certain brand names and miscellaneous related assets from different divisions of Playtex. The Company did not acquire from Playtex the employees, sales or marketing infrastructure, manufacturing facilities, or management used in connection with the acquired brands. The acquired brands do not constitute a going business or the assets of a going business.

In response to the Staff’s comment no 19, Cenuco acknowledges that there was a relation between the merger transaction and the conversion of the Series A Preferred Stock and, based upon that relationship, Cenuco provided in its original proxy filing disclosure substantially equivalent to the information required by Item 14 and Note A to Schedule 14A if applicable. On the other hand, the disclosure relating to the Playtex asset acquisition was set forth in the proxy materials only to provide a context for the financing transaction. Accordingly,

Michele M. Anderson, Esq.

February 23, 2006

Cenuco respectfully requests that the Staff reconsider the applicability of Note A to Schedule 14A.

Background, page 53

36.

We note from your disclosure here and in your Forms 8-K filed October 14, 2005, and November 21, 2005, that you have entered into registration rights agreements and convertible security agreements with Highgate, Prencen and Cornell Capital and that some of the convertible security agreements, including a standby equity subscription agreement and convertible debentures, provide that the securities are convertible into common stock based upon a floating exchange ratio tied to the market price of the common stock. As a result of these floating exchange ratios, we view the investors’ obligations under the standby equity subscription agreement as not being irrevocable because of the investors’ ability to engage in market transactions that could indirectly trigger restrictions on their ability to receive shares under the equity line financings. Therefore, you should not attempt to register the common stock issuable under standby equity subscription agreement until the investors’ obligations are irrevocable. Please confirm your understanding in your response letter.

The Staff’s comment appears to relate exclusively to the standby equity subscription facility that was reported in the Company’s Current Report on Form 8-K filed October 14, 2005. Item 1.01 of the Current Report on Form 8-K filed November 21, 2005 explicitly stated that the standby equity subscription facility reported in the October 14, 2005 Form 8-K had been terminated. As a consequence of that termination, the Company did not address that facility in the proxy materials and the Staff’s comments relating to the registration statement with respect to such a facility are noted with the understanding that no such registration statement is required in any event as a consequence of the termination of that facility.

37.

Revise your discussion of the background and terms of the financing to highlight more clearly the relationships between Highgate House Funds, Prencen, Yorkville Advisors and Cornell Capital. In this regard, we note your statement on page 28 that MarNan and Dana Holdings have entered into a voting agreement with Cornell Capital and we note your statement on page 3 of your Form 8-K filed November 21, 2005, which suggests that you may have terminated all agreements with Cornell Capital. Revise to clarify what agreements you have entered with Cornell Capital and which you have terminated. File all such material agreements as exhibits. See Item 601(b)(4) and (b)(10) of Regulation S-K. Also clearly identify in the proxy statement each material agreement that is part of the financing transactions, rather than simply referring to “The debt and equity financing and the transactions contemplated thereby.” In this regard, your forms 8-K filed October 14, 2005, and November 21, 2005, refer to several agreements that you do not disclose here.

Michele M. Anderson, Esq.

February 23, 2006

In response to the Staff’s comment, we have revised the applicable disclosure. As noted above, the voting agreement referred to in the Staff’s comment was included in the proxy materials by error and all references thereto have been deleted in their entirety. Also as noted above, the Company reported in its Current Report on Form 8-K filed on November 21, 2005 that the agreements relating to the standby equity financing facility (all of which were identified in the October 14, 2005 Form 8-K) had been terminated.

38.	Revise to highlight more clearly the total aggregate discount to market price at which you will issue the securities to Highgate, Prencen and Cornell Capital.

In response to the Staff’s comment, we have revised the applicable disclosure. The only explicit “discount to market price” in connection with the financing relates to conversion of the debentures at 95% of “market price.” Of course, the warrants that would be issued in the financing are at a fixed price that may at the time of exercise be at a discount to market. However, the exercise prices of such warrants are all at premiums to the market price of the common stock at the time that Cenuco entered into the applicable agreements and to current market prices.

39.

Also revise to highlight more clearly each financing agreement that requires shareholder approval. For example, your Forms 8-K filed November 21, 2005, and October 14, 2005, both state that none of the proceeds from the agreements with Prencen, Highgate and Cornell Capital will be available until you obtain shareholder approval for issuance of shares under each of the financing agreements, including those with Cornell Capital. However, for example, your disclosure here does not disclose that you will require shareholder approval of shares to be issued to Cornell Capital. Additionally, on page 54, you disclose that shareholder approval of Proposals Three and Four is only “one of the conditions to the closing of the Financing.” Revise to identify clearly each material condition to closing the financing transactions.

In response to the Staff’s comment, we have revised the applicable disclosure. It should be noted that the Company has not attempted to distinguish between the sale of the Series B Preferred Stock which would not require stockholder approval pursuant to American Stock Exchange Rules and the issuance of the convertible debentures, which does require stockholder approval. Rather, as the entire financing is interrelated, Proposals Three and Four address the stock issuances in the aggregate. In addition, as noted above, the standby equity subscription facility has been terminated. Accordingly, there are no other agreements that require stockholder approval in order to complete the Financing.

40.	Revise the statement at the top of page 54 to clarify whether you are required to file the registration statement in 2006 or 2005.

Michele M. Anderson, Esq.

February 23, 2006

In response to the Staff’s comment, we have revised the applicable disclosure.

Series B Preferred Stock, page 54

41.

Your disclosure indicates that you are seeking shareholder approval with respect to the authorization or issuance of several different classes of securities including: Series A preferred stock; Series B preferred stock; convertible debentures and warrants. Revise to disclose the terms of these securities more clearly and to provide the information required by Item 202 of Regulation S-K. See Item 11 of Schedule 14A. For example, describe the Series A and Series B preferred stock clearly and clearly state the number votes per share and the number of shares of common stock into which they are convertible and under what circumstances they are convertible. Your current disclosure tht the Series B preferred has “rights, preferences and limitations substantially similar to those of the outstanding Series A Junior Participating Preferred Stock” does not clearly describe the Series B preferred. The descriptions of these securities should be clear from their context.

In response to the Staff’s comment, we have revised the applicable disclosure. Please note that the Company is not seeking stockholder approval with respect to the issuance of Series A Preferred Stock. The Company is seeking only authorization for conversion of the outstanding shares of Series A Preferred Stock into shares of common stock.

Reasons for the Asset Acquisition, page 58

42.

Revise to provide factual support for your statements that you have an “established and significant ‘extreme value’ leadership position” and that you are an “extreme value retailer[].” If you cannot factually support these and similar statements about your market share, then you should delete them.

In response to the Staff’s comment, we have revised the applicable disclosure.

Approvals Needed to Complete the Financing, page 58

43.	Revise to disclose more clearly how the financing transactions may cause a change in control.

In response to the Staff’s comment, we have revised the applicable disclosure.

Proposal Three: Approval of the Issuance of up to 79,357,180 Shares of Common Stock to be Issued in Connection with the Financing Transaction, page 59

44.	Revise to use a conversion price calculated with reference to the current market price, rather than “an assumed conversion price of $0.95 per share.” Similarly revise at page

Michele M. Anderson, Esq.

February 23, 2006

60 and elsewhere as appropriate. Also, based on your disclosure at page 53, revise at page 61 under Dilutive Effect to clarify that the conversion price under the convertible debentures is continuously adjustable at a discount to the market price for your common stock, that sales of the shares issued on conversion may depress your market price and require you to issue continuously increasing numbers of shares under the convertible debentures and that you may need to seek further shareholder approvals to issue the full amount of shares covered by the debentures.

In response to the Staff’s comment, we have revised the applicable disclosure. However, we have not revised the proposal to base the number of shares upon current market price, as the applicable financing agreements require that the Company obtain stockholder approval to issue a number of shares based upon the assumed conversion price of $0.95 per share. Further, the Company believes it is appropriate to seek one such approval as opposed to the need for the additional cost and time commitments required to seek stockholder approval for the issuance of additional shares of common stock each time the trading price of the Company’s common stock is less than the current market price.

Interdependence of Proposals, page 60

45.

This statement appears to say that Proposal Three is interdependent with itself. Revise to clarify which proposals are interdependent. Similarly revise your other disclosures regarding interdependence of proposals. For example, the discussion at page 62 suggests that Proposals Three, Four and Two (and therefore also Proposal One, according to page 52) are all interdependent. However, your disclosure at pages 2-3 suggests that only Proposals One and Two are dependent on each other and Proposals Three and Four are dependent on each other. In addition, revise throughout the proxy statement whether the proposals are cross-conditioned upon the approval of the other. For example, you state on page 52 that Proposal One will not be approved if Proposal Two is not also approved; however, it is unclear whether Proposal Two can be approved without obtaining approval of Proposal One.

In response to the Staff’s comment, we have revised the applicable disclosure.

46.	Also revise the proxy card to clearly indicate the proposals that are conditioned upon the approval of others. See Rule 14a-4(a)(3).

In response to the Staff’s comment, we have revised the proxy card.

Dilutive Effect of Additional Common Stock, page 61

47.	Revise to provide a table disclosing the total number of shares to be issued under the debentures at the current market price and at a 25%, 50% and 75% decrease in market

Michele M. Anderson, Esq.

February 23, 2006

price. Also disclose more clearly the percentage reduction in voting power for existing shareholders if you issue these securities.

In response to the Staff’s comment, we have revised the applicable disclosure.

Proposal Seven: Approval of the Issuance of an Aggregate 34,000 Shares of Common Stock to Messrs. Picow and McMillen, page 67

48.

We note your disclosure that you are seeking shareholder approval for issuing these shares pursuant to American Stock Exchange rules because this issuance constitutes an executive compensation arrangement. Revise to furnish the information required by Item 402 of Regulation S-K. See Item 8 of Schedule 14A. Also provide the disclosure required by Item 10 of Schedule 14A.

As noted in our response to the Staff’s comment no. 11, the Company has determined to delete the proposal relating to Mr. Picow and Mr. McMillen from the proxy materials.

Security Ownership of Certain Beneficial Owners and Management, page 68

49.

Revise to identify the natural persons with voting and investment control over the shares held by beneficial owners who are not natural persons. For example, disclose clearly who controls Hermes Acquisition Company I LLC, Dana Holdings, LLC and MarNan, LLC.

In response to the Staff’s comment, we have revised the applicable disclosure.

Form of proxy card

50.

You propose as one “proposal to approve amendment and restatement of the company’s restated certificate of incorporation” several changes from your current certificate of incorporation. Please tell us in your response letter what consideration you have given to reflecting the provision permitting the board to amend the bylaws as a separate proposal for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

The Company believes that the absence of a provision that allows the Board of Directors to amend the Company’s bylaws was simply a scrivner’s error when the original certificate of incorporation was filed and that this provision, although the most significant of admittedly ministerial provision, does not merit being treated as a separate matter as required by Rule 14a-4(a)(3). The Company believes that virtually every Delaware corporation with securities registered under Section 12 of the Securities Exchange Act of 1934 provides in its certificate of incorporation

Michele M. Anderson, Esq.

February 23, 2006

that the bylaws may be amended by the Board. In addition, the fact that such power is placed in the Board neither divests nor limits the stockholders’ power to adopt, amend or repeal the bylaws.

Please do not hesitate to contact me at (212) 883-4992 with any questions or comments regarding this letter or the Preliminary Schedule 14A. Thank you in advance for your attention to this matter.

Sincerely,

Herbert Henryson II

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	Daniel Zimmerman, Esq.

Andrew Sheldrick, Esq.